                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                         MINE SAFETY APPLIANCES COMPANY
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    602720104
                                    ---------
                                 (CUSIP Number)

                                October 31, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  602720104                                          Page 1 of 6 Pages

         1)  Names of Reporting Persons
               IRS Identification No. Of Above Persons

  The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) 25-1435979

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Pennsylvania

         Number of Shares           5)  Sole Voting Power              1,222,582

         Beneficially Owned         6)  Shared Voting Power                  -0-

         By Each Reporting          7)  Sole Dispositive Power            15,432

         Person With                8)  Shared Dispositive Power       1,643,220

         9)  Aggregate Amount Beneficially Owned by
             Each Reporting Person                            2,861,902*
                                                    *See the response to Item 4.
         10)  Check if the Aggregate Amount in Row (9)
              Excludes Certain Shares
                 See Instructions                                          [  ]

         11)  Percent of Class Represented by
              Amount in Row (9)                                 24.04*
                                                    *See the response to Item 4.
         12)  Type of Reporting Person   (See Instructions)            HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                         MINE SAFETY APPLIANCES COMPANY
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    602720104
                                    ---------
                                 (CUSIP Number)

                                October 31, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  602720104                                          Page 2 of 6 Pages

         1)  Names of Reporting Persons
               IRS Identification No. Of Above Persons

                          PNC Bancorp, Inc. 51-0326854

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Delaware

         Number of Shares           5)  Sole Voting Power              1,222,582

         Beneficially Owned         6)  Shared Voting Power                  -0-

         By Each Reporting          7)  Sole Dispositive Power            15,432

         Person With                8)  Shared Dispositive Power       1,643,220

         9)  Aggregate Amount Beneficially Owned
             by Each Reporting Person                         2,861,902*
                                                    *See the response to Item 4.
         10)  Check if the Aggregate Amount in Row (9)
              Excludes Certain Shares
                 See Instructions                                           [  ]

         11)  Percent of Class Represented by
              Amount in Row (9)                                  24.04*
                                                    *See the response to Item 4.
         12)  Type of Reporting Person   (See Instructions)          HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                         MINE SAFETY APPLIANCES COMPANY
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    602720104
                                    ---------
                                 (CUSIP Number)

                                October 31, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  602720104                                           Page 3 of 6 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                    PNC Bank, National Association 22-1146430

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    United States

         Number of Shares           5)  Sole Voting Power              1,222,582

         Beneficially Owned         6)  Shared Voting Power                  -0-

         By Each Reporting          7)  Sole Dispositive Power            15,432

         Person With                8)  Shared Dispositive Power       1,643,220

         9)  Aggregate Amount Beneficially Owned by
             Each Reporting Person                          2,861,902*
                                                    *See the response to Item 4.
         10)  Check if the Aggregate Amount in Row (9)
              Excludes Certain Shares
                 See Instructions                                           [  ]

         11)  Percent of Class Represented by
              Amount in Row (9)                                24.04*
                                                    *See the response to Item 4.
         12)  Type of Reporting Person   (See Instructions)           BK

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                         MINE SAFETY APPLIANCES COMPANY
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    602720104
                                    ---------
                                 (CUSIP Number)

                                October 31, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  602720104                                           Page 4 of 6 Pages

         1)  Names of Reporting Persons
               IRS Identification No. Of Above Persons

                            PNC Bank, FSB 59-2424590

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    United States

         Number of Shares           5)  Sole Voting Power              1,222,582

         Beneficially Owned         6)  Shared Voting Power                  -0-

         By Each Reporting          7)  Sole Dispositive Power            15,432

         Person With                8)  Shared Dispositive Power       1,643,220

         9)  Aggregate Amount Beneficially Owned by
             Each Reporting Person                           2,861,902*
                                                    *See the response to Item 4.
         10)  Check if the Aggregate Amount in Row (9)
              Excludes Certain Shares
                 See Instructions                                           [  ]

         11)  Percent of Class Represented by
              Amount in Row (9)                                24.04*
                                                    *See the response to Item 4.
         12)  Type of Reporting Person   (See Instructions)        BK

                                                            Page 5 of 6 Pages

ITEM 4 - OWNERSHIP:

The following information is as of October 31, 2000:

(a)  Amount Beneficially Owned:                                2,861,902 shares*

(b)  Percent of Class:                                                    24.04*

(c)  Number of shares to which such person has:
         (i)  sole power to vote or to direct the vote                 1,222,582
        (ii)  shared power to vote or to direct the vote                     -0-
       (iii)  sole power to dispose or to direct the disposition of       15,432
        (iv)  shared power to dispose or to direct the disposition of  1,643,220

         *Of the total shares of Common Stock reported herein, 1,125,000 shares are held in a pension plan trust account opened on June 13, 2000 under the plan name of "Non-Contributory Pension Plan for Employees of Mine Safety Appliances Company." The account was established under that certain Trust Agreement dated April 1, 1992 by and between Mine Safety Appliances Company and Pittsburgh National Bank (now, PNC Bank, National Association) for which PNC Bank, National Association serves as Directed Trustee.

         *On June 4,1996, the Mine Safety Appliances Company Stock Compensation Trust (the "Trust"), of which PNC Bank, National Association, acts as Trustee, purchased 600,000 shares of common stock, no par value, of Mine Safety Appliances Company (the "Company"). The purchase price for such common stock was paid for by a loan from the Company to the Trustee as evidenced by a promissory note. The Trust was established and the Company's common stock so purchased to provide assurance of the availability of the shares of the Company's common stock necessary to satisfy certain obligations of the Company and its subsidiaries under certain designated non-qualified employee plans, in accordance with a Trust Agreement effective as of June 1, 1996. On May 25, 2000, the Company declared a 3-for-1 stock split thereby increasing the number of total shares in the Trust from 600,000 to 1,800,000. Pursuant to this amendment to Schedule 13G, PNC Bank, National Association, as Trustee of the Trust, reports that it has no voting power, but may have shared dispositive power, with respect to the 1,639,320 shares held in the Trust as of October 31, 2000. The filing of this amendment does not constitute, and should not be construed as, an admission that either PNC Bank, National Association, as Trustee of the Trust, or the Trust beneficially owns such securities. In connection therewith, the Trustee and the Trust disclaim beneficial ownership of such securities.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp,
Inc.)

PNC Bank, FSB - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

                                                             Page 6 of 6 Pages

ITEM 10 - CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 8, 2000
-------------------------------
Date

By:  /s/ Robert L. Haunschild
-------------------------------
Signature - The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.)

Robert L. Haunschild, Senior Vice President and Chief Financial Officer
-----------------------------------------------------------------------
Name & Title


November 8, 2000
-------------------------------
Date

By:  /s/ James B. Yahner
-------------------------------
Signature - PNC Bancorp, Inc.

James B. Yahner, Vice President
-------------------------------
Name & Title


November 8, 2000
-------------------------------
Date

By:  /s/ Thomas R. Moore
------------------------------------------
Signature - PNC Bank, National Association

Thomas R. Moore, Secretary
-------------------------------
Name & Title


November 8, 2000
-------------------------------
Date

By:  /s/ Thomas R. Moore
-------------------------------
Signature - PNC Bank, FSB

Thomas R. Moore, Secretary
-------------------------------
Name & Title


                     AN AGREEMENT TO FILE A JOINT STATEMENT
             WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 11.